Exhibit 99.2

ProQR Announces Fourth Quarter and Full Year 2021 Operating and Financial Results

●	Additional analyses ongoing from Phase 2/3 Illuminate trial of sepofarsen in LCA10 with updates on any potential next steps with this program and overall strategy anticipated in Q2 2022
●	Phase 2/3 Sirius and Celeste clinical trials of ultevursen (QR-421a) in Usher syndrome and retinitis pigmentosa underway; interim data readout from Helia extension study of ultevursen planned by year end 2022
●	Repeated dose study planned for QR-1123 for autosomal dominant retinitis pigmentosa and initial data from molecular proof-of-concept biomarker study QR-504a for Fuchs endothelial corneal dystrophy to be reported in 2022.
●	Cash runway into mid-to-late 2024

LEIDEN, Netherlands & CAMBRIDGE, Mass., February 24, 2022 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for genetic eye diseases, today reported its financial and operating results for the fourth quarter and full year ended December 31, 2021, and provided a business update.

“Following the disappointing readout of top-line results from the Illuminate trial of sepofarsen, we are conducting a comprehensive analysis of the data with the goal of providing an update to on any potential next steps with this program and our overall strategy in Q2,” said Daniel A. de Boer, Founder and CEO of ProQR. “Based on the previous data we have reported, we remain very confident in our RNA approach and will continue to follow the data to determine how to best position ProQR for success.

De Boer continued, “In the coming year, we anticipate sharing data from our Helia extension trial of ultevursen, as well as the initial data from our QR-504a biomarker study. In parallel, our Sirius and Celeste trials of ultevursen are enrolling patients with USH2A-mediated Usher syndrome and retinitis pigmentosa. Beyond our clinical pipeline, we are excited by the potential of our next-generation Axiomer RNA editing technology. In addition to using this platform to develop therapies for our wholly-owned pipeline, we anticipate continuing to develop collaborations on a target-by-target basis, similar to the partnership with Lilly we announced last fall. ProQR is in a strong financial position with a cash runway into mid-to-late 2024 and we will continue to be diligent with our capital, as we work to advance RNA therapies for individuals with high unmet need in genetic eye diseases.”

Business Operations and Program Updates

Program updates:

●	In February, the Company announced that the Phase 2/3 Illuminate trial of sepofarsen for CEP290-mediated Leber congenital amaurosis 10 (LCA10) did not meet the primary endpoint, nor notable secondary endpoints. No benefit was observed in either treatment arm versus sham. Additional analyses are ongoing and an update is expected in Q2 2022.
●	In December, the first patients were dosed in the pivotal Phase 2/3 Sirius and Celeste trials of ultevursen (formerly QR-421a) for USH2A-mediated Usher syndrome and retinitis pigmentosa. The Company has begun enrolling eligible individuals from the Phase 1/2 Stellar trial in the Helia open-label extension study, which will include multiple dose treatments for both eyes. The Company expects to share an update from the Helia study by year end 2022.
●	In November, the Company reported initial clinical data from the Phase 1/2 Aurora trial of QR-1123 for RHO-mediated autosomal dominant retinitis pigmentosa (adRP) in Q4. A single dose of QR-1123 (gapmer) showed early evidence of target engagement and was well tolerated with no serious adverse events. Based on these findings, ProQR plans to advance QR-1123 to a repeated dose Phase 2 trial in 2022.
●	The Fuchs Focus study of QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD) is currently open for enrollment. This study is evaluating safety, tolerability, and molecular biomarker(s), i.e., target engagement, in the corneal endothelium following a single intravitreal injection of QR-504a in patients with FECD who are scheduled for corneal transplant with concurrent lens replacement. ProQR anticipates reporting initial data from this trial in 2022.
●	ProQR has been further optimizing the Axiomer® Editing Oligonucleotide (EON) designs and will develop selected genetic eye disease targets with Axiomer®. The Company anticipates providing further guidance on this in H2 2022..

Business updates:

●	In February 2022, Theresa Heggie assumed the role of Chief Operating Officer. Theresa joined ProQR in 2021 as Chief Commercial Officer after serving as a member of the Supervisory Board since 2019. Previously, she served as Chief Executive Officer of Freeline Therapeutics and held senior roles with Alnylam and Shire.

●	In December, ProQR amended its convertible debt financing agreement entered into in 2020 with Kreos and Pontifax. $30 million was drawn by the Company at closing of the amendment.
●	In September, Eli Lilly and Company (Lilly) and ProQR entered into a licensing and research collaboration related to ProQR’s proprietary Axiomer RNA base-editing platform. Under the terms of the agreement, ProQR received $50 million upfront, consisting of an upfront payment of $20 million, as well as an equity investment of $30 million . ProQR is eligible to receive up to approximately $1.25 billion in milestones, plus royalties.
●	In May, ProQR entered into an exclusive worldwide license and discovery collaboration for a non-ophthalmic target with Yarrow Biotechnology, an RTW Investments, LP incubated company.

Financial Highlights

At December 31, 2021, ProQR held cash and cash equivalents of €187.5 million, compared to €75.8 million at December 31, 2020. Net cash used or gained in operating activities during the three month period and full year ended December 31, 2021 was €3.8 million gained and €26.0 million used respectively, compared to €11.8 million used and €47.1 million used for the same period last year.

Research and development costs were €12.5 million for the quarter ended December 31, 2021, compared to €8.4 million for the same period in 2020. Research and development costs for the year ended December 31, 2021 were €42.2 million, compared to €38.1 million for the same period in 2020.

General and administrative costs were €5.3 million for the quarter ended December 31, 2021 compared to €3.5 million for the same period in 2020. General and administrative costs for the year ended December 31, 2021 were €17.4 million, compared to €13.7 million for the same period in 2020.

Net loss for the three month period ended December 31, 2021 was €18.2 million or €0.26 per diluted share, compared to a €13.2 million loss or €0.26 per diluted share for the same period in 2020. Net loss for the year ended December 31, 2021 was €61.7 million or €0.96 per diluted share, compared to €46.6 million, or €0.93 per diluted share for the same period ended December 31, 2020. For further financial information for the period ended December 31, 2021, please refer to the financial statements at the end of this release.

2021 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2021 and December 31, 2020, the consolidated statements of comprehensive loss for the years and three month periods ended December 31, 2021 and 2020, the related consolidated statement of changes in equity for the years ended December 31, 2021 and 2020, and the consolidated statements of cash flows for the years and three month periods ended December 31, 2021 and 2020 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2021 Annual Report on Form 20-F and its Statutory Annual Report later in H1 2022 on our website at www.proqr.com.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the c.2991+1655A>G (p.Cys998X) mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is an investigational RNA therapy designed to restore vision in Leber congenital amaurosis 10 due to the c.2991+1655A>G mutation (p.Cys998X) in the CEP290 gene. The mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa (nsRP)

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2a are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2a and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About ultevursen

Ultevursen (formerly QR-421a) is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. Ultevursen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123

QR-1123 is a first-in-class investigational RNA therapy designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

Fuchs endothelial corneal dystrophy (FECD) type 3 is a common genetic disease that leads to progressive degeneration of the corneal endothelium resulting in corneal edema, scarring and vision loss. Blisters on the cornea are a major cause of pain in patients with advanced FECD. Currently there are no treatment options available to stop or slow down FECD and disease management is aimed to reduce symptoms. The only effective therapy for late-stage FECD is corneal transplantation. The availability of donors, risk of rejection, and the inherent risk of such surgeries are some of the limitations of this option. FECD is a common disorder affecting more than 4% of people over the age of 40 in the United States, with similar numbers reported for other parts of the World. Trinucleotide repeat (TNR) expansion mutations in the TCF4 gene are a common cause of FECD. In people of European descent, around 75% of FECD patients have TNR expansions in TCF4.

About QR-504a

QR -504a is a first-in-class investigational RNA therapy designed to address the underlying cause of Fuchs endothelial corneal dystrophy (FECD) due to trinucleotide repeat (TNR) expansion mutations in the TCF4 gene. The TNR expansions cause the TCF4 RNA to aggregate in the corneal endothelial cells forming the characteristic nuclear RNA foci and eventually resulting in FECD. QR-504a is designed to target the TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci to prevent or stop corneal degeneration in patients with FECD. QR-504a is intended to be administered through intravitreal injections in the eye.

About Axiomer® and Trident®

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

Our TRIDENT® RNA pseudouridylation platform enables the suppression of nonsense mutations and premature stop codons (PTC) that cause human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. TRIDENT ® technology harnesses endogenously expressed pseudouridylation machinery to guide RNAs to inhibit nonsense mRNA-mediated decay (NMD) in a sequence-specific manner and promote PTC readthrough. The TRIDENT ® technology has the potential to be applied in approximately 11% of all genetic mutations.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our product candidates, including sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding ultevursen (QR-421a) and the clinical development and the therapeutic potential thereof, statements regarding QR-1123 and the clinical development and therapeutic potential thereof, statements regarding the QR-504a and the clinical development and therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, including timing of commencing clinical trials and enrollment of patients therein, our other programs and business operations (including Axiomer® and TRIDENT ®), the expected impact of the ongoing COVID-19 pandemic on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, statements regarding the collaboration with Lilly and the intended benefits thereof, including the upfront payment, equity investment, and milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, statements regarding the collaboration with RTW and Yarrow and the intended benefits thereof, statements relating to our debt facility with Pontifax and Kreos and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the ongoing COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the ongoing COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	December 31,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	187,524	75,838
Prepayments and other receivables	3,404	3,762
Other taxes	555	421

Total current assets	191,483	80,021

Property, plant and equipment	17,467	18,601
Investments in associates	8	107
Investments in financial assets	621	—

Total assets	209,579	98,729

Equity and liabilities
Equity
Equity attributable to owners of the Company	113,833	57,091
Non-controlling interests	(604)	(545)
Total equity	113,229	56,546

Current liabilities
Borrowings	4,771	1,135
Lease liabilities	1,534	1,260
Derivative financial instruments	3,995	839
Trade payables	191	221
Current income tax liability	—	—
Social securities and other taxes	1,230	22
Pension premiums	—	6
Deferred income	5,115	700
Other current liabilities	10,760	6,118

Total current liabilities	27,596	10,301

Borrowings	39,319	16,189
Lease liabilities	14,748	15,693
Deferred income	14,687	—

Total liabilities	96,350	42,183

Total equity and liabilities	209,579	98,729

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Year
	ended December 31,		ended December 31,
	2021	2020	2021	2020
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Revenue	239	—	1,354	—

Other income	205	264	1,043	9,452

Research and development costs	(12,456)	(8,419)	(42,220)	(38,135)
General and administrative costs	(5,316)	(3,512)	(17,368)	(13,685)
Total operating costs	(17,772)	(11,931)	(59,588)	(51,820)

Operating result	(17,328)	(11,667)	(57,191)	(42,368)
Finance income and expense	(298)	(1,692)	(2,789)	(3,716)
Results related to associates	(85)	(52)	(217)	(322)
Gain on disposal of associate	—	—	514	—
Results related to financial liabilities measured at FVTPL	(507)	221	(1,880)	(84)

Result before corporate income taxes	(18,218)	(13,190)	(61,563)	(46,490)
Income taxes	(22)	(38)	(117)	(124)

Result for the period	(18,240)	(13,228)	(61,680)	(46,614)
Other comprehensive income (foreign exchange differences on foreign operation)	158	(206)	619	(340)

Total comprehensive income	(18,082)	(13,434)	(61,061)	(46,954)

Result attributable to
Owners of the Company	(18,221)	(13,217)	(61,621)	(46,565)
Non-controlling interests	(19)	(11)	(59)	(49)
	(18,240)	(13,228)	(61,680)	(46,614)
Total comprehensive income attributable to
Owners of the Company	(18,063)	(13,423)	(61,002)	(46,905)
Non-controlling interests	(19)	(11)	(59)	(49)
	(18,082)	(13,434)	(61,061)	(46,954)

Share information
Weighted average number of shares outstanding[1]	71,239,299	50,166,394	64,182,492	50,060,565

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.26)	(0.26)	(0.96)	(0.93)
Diluted loss per share[1]	(0.26)	(0.26)	(0.96)	(0.93)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(46,565)	(46,565)	(49)	(46,614)
Other comprehensive income	—	—	—	—	—	(340)	—	(340)	—	(340)
Recognition of share-based payments	102,007	4	538	7,838	—	—	—	8,380	—	8,380
Issuance of ordinary shares	53,708	2	270	—	—	—	—	272	—	272
Treasury shares transferred	(303,408)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	280	—	—	280	—	280
Share options lapsed	—	—	—	(91)	—	—	91	—	—	—
Share options exercised	303,408	—	735	(473)	—	—	473	735	—	735

Balance at December 31, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(61,621)	(61,621)	(59)	(61,680)
Other comprehensive income	—	—	—	—	—	619	—	619	—	619
Recognition of share-based payments	112,657	5	382	6,216	—	—	—	6,603	—	6,603
Issuance of ordinary shares	20,498,451	820	107,657	—	—	—	—	108,477	—	108,477
Treasury shares transferred	(352,167)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	1,146	—	—	1,146	—	1,146
Share options lapsed	—	—	—	(522)	—	—	522	—	—	—
Share options exercised	474,887	5	1,513	(1,076)	—	—	1,076	1,518	—	1,518

Balance at December 31, 2021	74,865,381	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Year
	ended December 31,		ended December 31,

	2021	2020	2021	2020
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(18,240)	(13,228)	(61,680)	(46,614)
Adjustments for:
— Depreciation	552	652	2,329	2,355
— Share-based compensation	1,781	1,490	6,216	7,838
— Other income	—	—	—	(8,423)
— Financial income and expenses	298	1,692	2,789	3,716
— Results related to associates	85	52	217	322
— Gain on disposal of associate	—	—	(514)	—
— Results related to financial liabilities measured at fair value through profit or loss	507	(221)	1,880	84
— Income tax expenses	22	38	117	124

Changes in working capital	19,337	(1,900)	24,995	(5,474)
Cash gained (used) in operations	4,342	(11,425)	(23,651)	(46,072)

Corporate income tax paid	(22)	(20)	(117)	(188)
Interest received	—	195	5	313
Interest paid	(535)	(506)	(2,249)	(1,113)

Net cash gained (used) in operating activities	3,785	(11,756)	(26,012)	(47,060)

Cash flow from investing activities
Purchases of property, plant and equipment	(225)	(118)	(484)	(924)
Sales of property, plant and equipment	59	—	59	—

Net cash used in investing activities	(166)	(118)	(425)	(924)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—	108,477	—
Proceeds from exercise of share options	363	11	1,518	735
Proceeds from borrowings	284	—	1,137	579
Proceeds from convertible loans	26,520	249	26,520	13,791
Repayment of lease liability	(223)	(63)	(820)	(605)

Net cash generated by financing activities	26,944	197	136,832	14,500

Net increase (decrease) in cash and cash equivalents	30,563	(11,677)	110,395	(33,484)

Currency effect cash and cash equivalents	820	(1,332)	1,291	(2,628)
Cash and cash equivalents, at beginning of the period	156,141	88,847	75,838	111,950

Cash and cash equivalents at the end of the period	187,524	75,838	187,524	75,838